Filed Pursuant To Rule 433

Registration No. 333-275079

February 27, 2024

WBRE-TV: PA Live! with John Hoffman

CHRIS BOHINSKI:Spot bitcoin ETFs—ever heard of them? Well here is a sponsored segment to give us an overview on those and so much more in the realm of major US stock exchanges is John Hoffman, head of distribution and partnerships at Grayscale, the world's largest crypto manager. John, it's so great to have you on the show.

MANAGING DIRECTOR, GRAYSCALE INVESTMENTS, JOHN HOFFMAN: Chris, good afternoon. It's such a pleasure to be here today, thanks for having me.

BOHINSKI:Yeah, this is something that I hear a lot of, especially around the water cooler. It's a new sort of thing, this type of investing. Can you talk to us about spot bitcoin ETFs and maybe why it's making the news nowadays?

HOFFMAN:Yes, so let's break down that that financial jargon a little bit. So spot Bitcoin ETF. We'll break those 3 words down. Spot is in reference to the current market price. Bitcoin is the world's largest cryptocurrency with over a trillion dollars in assets, and then ETF—that's an exchange traded fund, so these are pooled investment vehicles that trade on an exchange. Much like common stocks, you can buy it directly, you know, in your investment portfolio. So we put that together: spot bitcoin ETFs are a way to buy bitcoin or invest in bitcoin within your brokerage account, and it's made it easier, simpler, more convenient to add bitcoin to portfolios.

BOHINSKI:So why—if someone has no bitcoin in their portfolio now—why would you say is like the number one reason they should be investing in that?

HOFFMAN:So there's really 2 predominant drivers here: one is performance and the second is diversification. So on the performance side, bitcoin has been the best performing asset in the world over the last 10 years, so some investors are looking at it from a performance standpoint. Diversification: so, bitcoin behaves or acts or performs historically differently than stocks, bonds, commodities, real estate, and so investors are adding bitcoin to portfolios for diversification purposes as well, and those are the 2 main drivers of why people are introducing a small part of bitcoin to their portfolio.

BOHINSKI:Now is the spotlight, Grayscale, where we can go to maybe dive into this for us newbies?

HOFFMAN:GBTC is the world's largest bitcoin ETF and that's a Grayscale bitcoin trust you can visit at www dot grayscale dot com; that's g r a y scale dot com. And there's educational materials there about cryptocurrency. You can subscribe to our research, and you can learn more about the products that we offer, including GBTC, the world's largest bitcoin ETF.

BOHINSKI: All such great information, John, we appreciate you joining us today on the show.

HOFFMAN: Chris, thanks so much for having me.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.